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News Release
For immediate release

Bell launches exclusive Novatel Wireless U727 USB modem

2-in-1 modem and storage device runs on Bell Mobility’s fast mobile data network

TORONTO, July 4, 2008 – Bell today launched the exclusive Novatel Wireless™ U727 USB modem, the first mobile data device available in Canada that features a USB key design with a removable memory slot. The U727 also doubles as a data storage device, capable of housing a MicroSD card* with up to 8 GB of memory.

Wireless modems provide high-speed access to the Internet, email, network applications and corporate VPNs, without requiring any wires, cables or phone jacks. An alternative to relying on vulnerable public Wi-Fi hotspots, the U727, operating on Bell’s high speed mobile network, allows clients to remain connected on the go, while maintaining a high level of security. The network supports peak upload speeds of up to 1.8 megabits per second (Mbps) and peak download speeds of up to 3.1 Mbps.

“The Novatel Wireless U727 is the newest and most compact addition to Bell’s extensive wireless connection card line-up”, said Adel Bazerghi, Vice President, Products for Bell Mobility. “Clients will enjoy the simplicity of using the device to access the Internet and the convenience of its memory slot.”

The Novatel Wireless U727 stores documents, presentations, multimedia files and more. With dimensions of 70 mm by 25 mm, it is only slightly longer than a standard memory stick. Compatible with Windows® XP™, Windows® Vista™ and Macintosh® operating systems, the U727 integrates Mobile Connect Basic software, allowing clients to easily install and configure their connections and to review and manage their usage.

“Mobile professionals require not only remote access to online corporate resources, but also the ability to store and transport important data on the fly,” said Peter Leparulo, CEO of Novatel Wireless.” Based on extensive feedback from enterprise customers worldwide, Novatel Wireless designed the U727 as the ultimate USB device for the mobile worker.”

Bell offers a variety of data plans for wireless modems, for every type of use. For more information, please visit: bell.ca/connectioncardplans.

The Novatel Wireless U727 USB modem is available for as little as $99.95 on a three-year contract. For details, please visit bell.ca/wirelessmodem.

*Available for purchase separately

About Novatel Wireless
Novatel Wireless, Inc. is revolutionizing wireless communications. The company is a leader in the design and development of innovative wireless broadband access solutions based on 3G WCDMA (HSDPA & UMTS), CDMA and GSM technologies. Novatel Wireless’ Merlin™ PC Cards and ExpressCards, Expedite® Embedded Modules, MobiLink™ Communications Software Suite, Ovation™ Fixed Mobile Convergence Products and Conversa™ Software Suite enable high-speed wireless access. The company delivers innovative 3G solutions to operators, distributors and vertical markets worldwide. Headquartered in San Diego, California, Novatel Wireless is listed on NASDAQ: NVTL. For more information please visit . (NVTLG)

About Bell
Bell is Canada’s largest communications company, providing consumers with solutions to all their communications needs, including telephone services, wireless communications, high-speed Internet, digital television and voice over IP. Bell also offers integrated information and communications technology (ICT) services to businesses and governments, and is the Virtual Chief Information Officer (VCIO) to small and medium businesses (SMBs). Bell is proud to be a Premier National Partner and the exclusive Telecommunications Partner to the Vancouver 2010 Olympic and Paralympic Winter Games. Bell is wholly owned by BCE Inc. For information on Bell’s products and services, please visit www.bell.ca. For corporate information on BCE, please visit www.bce.ca.

For media inquiries, please contact:

Jason Laszlo
Bell Media Relations
416 581-3311
1 888 482-0809
jason.laszlo@bell.ca